Exhibit 1.01

Conflict Minerals Report of FLIR Systems, Inc.

for the Year Ending December 31, 2015

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Conflict Minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). The Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.

Description of Company

FLIR Systems, Inc. (“FLIR,” the “Company,” “we,” “us,” or “our”) is a world leader in developing technologies that enhance perception and awareness. We design, develop, market, and distribute solutions that detect people, objects and substances that may not be perceived by human senses and improve the way people interact with the world around them. We bring these innovative technologies—which include thermal imaging systems, visible-light imaging systems, locater systems, measurement and diagnostic systems, and advanced threat-detection solutions—into daily life.

Founded in 1978, FLIR is a pioneer in advanced sensors and integrated sensor systems that enable the gathering, measurement, and analysis of critical information through a wide variety of applications in commercial, industrial, government, and consumer markets worldwide. We offer the broadest range of infrared, also known as thermal, imaging solutions in the world, with products that range from consumer-use thermal camera smartphone accessories to highly advanced aircraft-mounted imaging systems for military and search and rescue applications, with products in between serving a multitude of markets, customers, and applications.

Products Overview

We offer a wide array of sensor products, including infrared imaging cameras and systems, detector cores, CBRNE threat detectors, test and measurement instruments, radars, maritime electronics, and related products and solutions. We have evolved our product suite over time, expanding our reach into markets that are adjacent to thermal imaging, with the intent of expanding the adoption and channel development for thermal imaging technology. Examples of this evolution include our entrance into the visible-image security and surveillance market, the maritime electronics market, and the traffic monitoring and signal control market. We intend to continue this evolution as we continue to lower the cost of advanced sensing products. As the cost to own thermal technology continues to decline, the application of these sensors is expanding beyond imaging to areas such as data acquisition where thermal sensors can provide important data that can be used for a wide variety of applications. For further information about our products, please see Item 1 of our Annual Report on Form 10-K for the year ending December 31, 2015.

We conducted an analysis of our products and found that 3TG can be found in the products described above. Therefore, substantially all the products that we manufacture are subject to the reporting obligations of the Rule.

Due Diligence Process

Reasonable Country of Origin Inquiry

With respect to CMs necessary to the functionality or production of products manufactured by us, or contracted by us to be manufactured, and required to be reported on Form SD for 2015, we conducted in good faith a country of origin inquiry that we believe was reasonably designed to determine whether any of the CMs originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively the “Covered Countries”) or were from recycled or scrap sources.

First, we identified all component suppliers and also analyzed the bill of materials to identify any CMs that may be contained in the components provided by these suppliers. To achieve greater control and transparency over our CM supply chain and help identify the risk that our products contain CMs financing or benefiting armed groups in any Covered Country, we utilized a reporting template, the Conflict Minerals Reporting Template version 4.01 (“CMRT”), and data gathered by the Electronic Industry Citizenship Coalition (“EICC”) and the Global E-Sustainability Initiative (“GeSI”). We identified and compiled a list of our suppliers from whom we needed to request information about their sourcing of 3TG, and we requested that such identified suppliers provide us with information regarding their supply chain using the CMRT.

To gain insight into the country of origin, chain of custody and Conflict Status of our CMs, we relied primarily on the data reported via the CMRT and the data from the Conflict Free Smelter Assessment Program (“CFSP”) of the Extractives Work Group of the EICC and GeSI. As described by EICC/GeSI, CFSP is a voluntary program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that all the materials it processed originated from conflict-free sources. Pursuant to our Conflict Smelter Policy and our Supplier Code of Conduct, we require all suppliers to complete the EICC forms or provide us a signed letter stating that the Supplier did not use any conflict minerals in its products.

Based on the information we received from our suppliers (as described below), we have reason to believe that some of the CMs contained in our products may have come from recycled or scrap sources.

To the extent we determined from our suppliers’ responses that the CMs originated (or may have originated) in the Covered Countries and may not have been from recycled or scrap sources, we exercised further due diligence as required by the Rule. In exercising due diligence, we were not able to determine whether the CMs that originated (or may have originated) in the Covered Countries directly or indirectly financed or benefitted armed groups.

Despite our good faith effort to determine the countries of origin and chain of custody of the CMs contained in our products, we have concluded that our products remain “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the countries of origin of much of the 3TG used in our products and, for the 3TG whose country of origin has become known to us, we have been unable to determine whether such CMs directly or indirectly financed or benefited armed groups in the Covered Countries.

Our ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. Our supply chain for CMs is complex. In most cases, we are several steps removed from the mining and smelting or refining of CMs. Out of necessity, we depend on information from suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.

Due to the breadth and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the CMs they procure. By using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFSP program and continuing our outreach efforts with suppliers, we hope to enhance the transparency within our supply chain regarding CMs.

Design of Due Diligence Measures

During 2015, we followed our management systems and due diligence procedures for CMs that we established in 2013 (our “CM Process”) with the intent to conform with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (“OECD Guidance”).

OECD Guidance Step 1 – Establish Strong Internal Management Systems

•	We have adopted a Conflict Minerals Policy and Supplier Code of Conduct, which is available on our web site at www.flir.com/Supplier/.

•	We have an internal team comprised of those employees who have responsibility for SEC reporting and compliance, and a system to notify the team of information that is relevant to supply-chain due diligence.

OECD Guidance Step 2 – Identify and Assess Risk in the Supply Chain

•	We require all suppliers to complete the EICC forms or provide us a signed letter stating that the supplier did not use any conflict minerals in its products.

•	We requested that our suppliers that provide in-scope products or parts complete a CMRT in order to collect information about the smelters of 3TG used in our products.

•	We analyzed the suppliers’ template responses for completeness and internal consistency and followed up with suppliers in an effort to resolve any discrepancies or incomplete answers that we identified.

•	We relied on representations from suppliers that we considered reasonable.

•	In some instances, we worked with suppliers to contact the manufacturer of products supplied to them. We considered warning signs or other circumstances that, in our view, indicated responses to the CMRT were unreliable or that the CMs came from a Covered Country and were not from recycled or scrap sources.

OECD Guidance Step 3 – Design and Implement a Strategy to Respond to Identified Risks

•	Supplier terms and conditions require, whenever possible, compliance with FLIR’s Supplier Code of Conduct which requires suppliers to certify as to whether supplied products are or are not CM free.

•	We notify our direct suppliers of CMs and each third-party manufacturer of our products that contain CMs of our policy on CMs.

•	We are in the process of cross-referencing the smelter and refiner information provided by suppliers this year with the data made available by the Conflict Free Smelter Program (“CFSP”) concerning the country of origin of the CMs processed by those facilities and their Conflict Status.

OECD Guidance Step 4 – Carry Out Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

•	We rely on the CFSP initiative described above to implement and validate supply chain due diligence.

OECD Guidance Step 5 – Report on Supply Chain Due Diligence

•	We publicly report the results of our due diligence by publishing a CMR annually. Our reports are accessible on our website at http://www.flir.com/Supplier.

Due Diligence Results

We received information from approximately 65% of our suppliers, including information on materials supplied directly to us and contained in products that we contracted to have manufactured by third parties. The majority of the responses we received from our suppliers provided aggregate data for their global supplier list on an entity-wide basis. However some of the other responses were incomplete or stated that they had no knowledge regarding the source of the CMs in their products supplied to FLIR because they had merely purchased such products from a source further down the supply chain. Some suppliers who did respond were able to identify smelters or refiners used by sub tier suppliers in their supply chains but not at a component level. However, their responses indicated that their own supply chain due diligence was less than complete. A minority of our suppliers provided data on a product level basis but were unable to tie individual smelters or refiners to the specific components that were delivered to us and are contained in our end products. We are therefore unable to definitively (i) determine whether any of the CMs reported by our suppliers were contained in our end products or (ii) validate which of the smelters and refineries included in the Conflict Minerals Reporting Templates of our suppliers actually supplied CMs for specific components used in our end products.

Certain of our suppliers reported to us that some of the 3TG they procured originated in the DRC and that some of the 3TG comes from recycled or scrap materials. However, in all cases these suppliers failed to tie the 3TG purportedly originating in the DRC to specific smelters or refineries. As a result, some of the CMs contained in our end products may have originated in the DRC. Despite our multiple requests for information from our suppliers, we were unable to determine with specificity the country of origin of the CMs contained in each of our end products or, in all cases, the smelters or refineries from which such CMs were supplied within the DRC, and, consequently, we were unable to determine definitively any connection between the CMs in our end products and the direct or indirect financing of armed groups in the DRC.

We are continuing our review of all responses to correlate, identify and resolve the inconsistencies and missing information related to each supplier’s responses. Our continuing efforts to determine the mine or location of origin of the CMs follow the steps outlined in the OECD Guidance described above.

Risk Mitigation and Future Due Diligence Measures

We have taken, or will take, the following steps since the period covered by this Report to mitigate the risk that our CMs financed or benefitted armed groups in the Covered Countries:

•	Increase the response rate of suppliers to our information requests by continuing to refine our data collection process.

•	Develop a policy to escalate to senior management non-compliant suppliers and commence a process to require suppliers to either remediate the issue or replace the suppliers who do not comply with our Conflict Minerals Policy and Supplier Code of Conduct.

•	Encourage suppliers to increase the participation rate of smelters and refiners in the CFSP.

•	Require new suppliers to commit to total compliance with our Conflict Minerals Policy before placing any orders with the supplier.

•	Improve our supply chain due diligence by increasing awareness internally and externally regarding our Conflict Minerals Policy.

•	Increase our participation in organizations similar to CFSP or the Conflict Free Sourcing Initiative.

•	Implement a new conflict minerals policy to clarify our procedures.

We will also continue to engage with the EICC and other key industry groups as part of a wider industry collaboration to develop best practices for the global supply chain and address the ongoing issue of conflict minerals.

In accordance with the Rule, a copy of this Report will be posted on the Company’s website at http://www.flir.com/Supplier.